Exhibit 99.1

Mesoblast Limited

ABN 68 109 431 870

and Controlled Entities (Mesoblast Group)

HALF-YEAR INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2015

PROVIDED TO THE ASX UNDER LISTING RULE 4.2A

This half-year financial report is to be read in conjunction with the financial report for the period ended 30 June 2015.

RULE 4.2A.3

APPENDIX 4D

Half-Year Report for the six months to 31 December 2015

Name of entity

MESOBLAST LIMITED

ABN 68 109 431 870

1.	Reporting period

Report for the half-year ended	31 December 2015
Previous corresponding period is the financial year ended and half-year ended	30 June 2015 31 December 2014

2.	Results for announcement to the market

This report has been prepared in U.S. dollars (US$) being the legal currency of the United States of America. All amounts are presented in US$ in thousands unless stated otherwise.

	Up/down	% change		Amount reported for the half-year ended 31 December 2015 (US$ in thousands)
Revenues (item 2.1)	Up	2%	to	11,527
Loss from ordinary activities after tax attributable to members (item 2.2)	Down*	18%	to	35,485
Net loss for the period attributable to members (item 2.3)	Down*	18%	to	35,485

*decrease in loss

There are no dividends being proposed or declared for the period (item 2.4)

Date for determining entitlements to the dividends: N/A (item 2.5)

Brief explanation of any of the figures reported above necessary to enable the figures to be understood (item 2.6):

Please refer to the Directors’ Report (please see the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 28 of the attached Form 6-K) and the accompanying press release.

3.	Net tangible assets per security (item 3)

Net tangible (liability) / asset backing per ordinary security

31 December 2015	31 December 2014

(2.13) cents	(6.47) cents

A large proportion of the company’s assets are intangible in nature, consisting of intellectual property and goodwill relating to the acquisition of Mesoblast, Inc and the Mesenchymal Stem Cells (MSCs) technology. These assets are excluded from the calculation of net tangible assets per security. Our total deferred tax liability has also been excluded from the calculation to the extent it relates to future tax obligations as a result of the intellectual property assets deriving revenue at some point in the future. This deferred tax liability has arisen as a direct result of the intellectual property being acquired.

4.	Half-Year Financial Statements and Directors’ Report

The financial information provided in the Appendix 4D should be read in conjunction with the Quarterly Report on Form 6-K (incorporating the Half-Year Report) for the three and six months ended December 31, 2015 (attached) which has been prepared in accordance with Australian Accounting Standards.

Directors’ Report - please refer to the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 28 of the attached Form 6-K.

Half-Year Financial Statement – please refer to the Financial Statements on page 5 of the attached Form 6-K.

5.	Independent review of the financial report (item 9)

The financial report has been independently reviewed. The financial report is not subject to a qualified independent review statement. The independent audit review report is attached to the financial statements.